 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Directorate Change

18 February 2025

Non-Executive Board Changes

AstraZeneca PLC announced today that Karen Knudsen will be proposed for election as a Non-Executive Director at the Company's Annual General Meeting on 11 April 2025.

Karen will become a member of the Science Committee and the Sustainability Committee if elected to the Board.

Biographical details for Karen are set out below.

Current Non-Executive Directors, Deborah DiSanzo and Andreas Rummelt will not stand for re-election this year and will retire from the Board at the end of the AGM on 11 April 2025.

The Board has appointed Diana Layfield, Non-Executive Director as a member of the Remuneration Committee with effect from 1 May 2025.

Michel Demaré, Chair of AstraZeneca, said "I am very pleased Karen has accepted our invitation to join the Board.  Subject to her election by shareholders at the AGM, as a globally-recognised cancer scientist with broad executive experience in oncology, she will be well-positioned in respect of the Board's work.

"Karen's deep knowledge of the US healthcare industry and medical academic environment also makes her a great fit for AstraZeneca.  Her proposed appointment to the Board's Science Committee and Sustainability Committee reflects the broad contribution I believe she will make to AstraZeneca's success.

"On behalf of the whole Board, I would like to thank Deborah DiSanzo and Andreas Rummelt for the significant contributions they have made to our work, as well as the insights and experience they have brought to their roles as Board Committee members.  Deborah has been with us since 2017 and her experience at the intersection of healthcare and technology has been very valuable as we continue to advance our business at the forefront of science and digital technologies.  Andreas was previously a director of Alexion and joined our Board in 2021 following AstraZeneca's acquisition of the company, bringing important manufacturing and supply chain experience, as well as insights into the Alexion business at the crucial time of integration between the organisations.  Andreas has been a member of the Sustainability Committee since its formation in 2021.  We wish them both well in their future endeavours."

Biographical details - Karen Knudsen
Karen is a globally-recognised cancer scientist and executive leader.  She has a track record of translational discoveries in advanced prostate cancer that shaped understanding and treatment approaches, as well as expertise in healthcare innovation, strategic partnerships and organizational growth.  Most recently, she served as Chief Executive Officer of the American Cancer Society (ACS) and its advocacy affiliate, ACS Cancer Action Network, where she led the organization through a period of transformative growth, increasing revenue and expanding research, advocacy and patient support.

Karen previously served as Hilary Koprowski Endowed Professor and Chair of Cancer Biology at Thomas Jefferson University and Enterprise Director of the Sidney Kimmel Comprehensive Cancer Center, a National Cancer Institute (NCI)-designated centre of excellence.  Karen has held various leadership roles in oncology, including EVP of Oncology Services at Jefferson Health and serving on the NCI Board of Scientific Advisors, as President of the Association of American Cancer Institutes, and on the Board of Directors of the American Association for Cancer Research.  Her contributions to oncology and healthcare leadership have been recognized with numerous awards, including honours from the Endocrine Society, the Prostate Cancer Foundation and the American Society for Clinical Oncology.

Karen is Professor Emerita of Thomas Jefferson University and the Sidney Kimmel Comprehensive Cancer Center.  She is an Independent Director of Exai Bio, serves on the board of Research!America, and as a board adviser for ArteraAI.

Except as set out above, no disclosure obligations arise under paragraphs (1) to (6) of UKLR 6.4.8 R of the UK Financial Conduct Authority's Listing Rules in respect of Karen Knudsen's appointment.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 February 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary